

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

February 9, 2018

Lawrence D. McGovern
Executive Vice President
Chief Financial Officer
150 Almaden Boulevard
San Jose, CA 95113

      Re: **Heritage Commerce Corp**
            Registration Statement on Form S-4
            Filed February 5, 2018
            File No. 333-222873

Dear Mr. McGovern:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact David Gessert at (202) 551-2326 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Acting Assistant Director
Office of Financial Services